

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, Louisiana 70809

> **Re: Edgen Group Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed April 17, 2012**
> **File No. 333-178790**

Dear Mr. O'Leary:

We have received your response to our prior comment letter to you dated April 11, 2012 and have the following additional comments.

Outside Cover Page of Prospectus

1. Please remove the references to "Joint Book-Running Managers" and "Co-Managers."

Prospectus Summary, page 1

Our Challenges and Risk Factors, page 7

2. Please revise the last bullet point to indicate, as stated on page 38, that full exercise of the Exchange Rights may result in the Existing Investors, including your executives, directors and funds managed by affiliates of JCP owning in the aggregate, approximately 65% of your outstanding Class A common stock and 65% of the voting power of our outstanding capital stock.

3. In this regard, we note that, as disclosed in footnote (3) on page 12, Existing Investors will own the remaining 17% of your Class A common stock assuming

no exercise of the Exchange Rights. Given that the Existing Investors, as disclosed on page 11, include Jefferies Capital Partners IV L.P. and management, please advise as to why concentration of voting power among affiliates of JCP as stated in this section is 58% and appears to be equivalent to the voting power of only the Class B common stock given the last sentence of the second paragraph on the prospectus cover page.

Summary Unaudited Preliminary First Quarter 2012 Financial Data, page 21

4. Please revise to explain the source for the unaudited preliminary first quarter financial data and explain why management is presenting a high and low range of sales, net income and EBITDA data for the three months ended March 31, 2012. Also, please explain the nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results of operations for the three months ended March 31, 2012. In addition, please provide an assertion by the company's management in the introductory paragraph that preliminary pro forma financial data has been prepared on a consistent basis with the audited and interim financial statements included in the registration statement and that the company's pro forma results, based on the actual results of EM II LP and B&L are not expected to vary materially from that reflected in the preliminary first quarter 2012 pro forma financial data. Please revise similar disclosure elsewhere in the prospectus, such as in the Recent Developments section beginning on page 12.

Capitalization, page 47

5. Please revise the introductory paragraph to explain the nature and amounts of the predecessor's debt obligations that will be repaid using the offering proceeds.

6. Please revise to provide footnote disclosure explaining the nature and amounts of the adjustments that were made to arrive at the pro forma as adjusted retained deficit of $(33,419), the pro forma as adjusted accumulated other comprehensive loss of $(10,772) and the pro forma as adjusted non-controlling interest of $(60,696).

Unaudited Pro Forma Condensed Combined Financial Information, page 52

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 56

2. Pro Forma Adjustments and Assumptions, page 58

7. Refer to footnote (i) – Please explain why the total adjustments to reflect repayment of debt in the pro forma balance sheet of $186,272 do not agree to amount of debt obligations repaid as indicated in the table included in footnote (i)

of $186,218. Also, please explain why if the accrued interest of $5.7 million discussed in footnote (i) is included in outstanding debt on the balance sheet, the total adjustment to eliminate debt is not $191,918 (i.e., $186,218 plus $5,700). Please reconcile and revise these amounts.

8. Also, please explain why the amount of unamortized debt issuance costs and discounts being written off as disclosed in footnote (i) of $13.2 million do not agree to the amounts of the adjustments reflected in the pro forma balance sheet of $7,597. Please reconcile and revise these amounts.

9. Please revise footnote (i) to explain how the unamortized debt issuance costs being written off of $13.2 million and the prepayment fee of $14.5 million associated with the early repayment of the BL term loan have been reflected in the pro forma balance sheet.

10. Refer to footnote (i) – We note that you have reflected the prepayment penalty on the BL term loan of $14.5 million and the write-off of unamortized debt issuance costs and discounts of $13.2 million as pro forma adjustments to interest expense in the pro forma statements of operations for 2010. As these adjustments will not have a continuing impact on the company's results of operations as required by Rule 11-02(b)(6) of Regulation S-X, please revise to eliminate such amounts from the pro forma adjustment to interest expense in the 2010 statement of operations. However, such amounts should be included as an adjustment to the retained deficit in the pro forma balance sheet. Please revise accordingly.

11. Refer to footnote (j) – Please tell us and revise footnote (j) to explain how you calculated or determined the $(33,419) pro forma adjustment made to the company's retained deficit in the pro forma balance sheet. Also, please revise footnote (j) to explain the nature of the $(37,793) pro forma adjustment and the $89,592 pro forma adjustment that are being made to the general and limited partners capital accounts. As part of your response and your revised disclosure, please explain how each of these adjustments were calculated or determined.

12. Refer to footnote (j) – Please explain why the pro forma net income attributable to the non-controlling interest for 2011 is not $1,245 per the computations provided in footnote (j) rather than the $1,533 presented in the pro forma statement of operations for the period. In this regard, please explain why the $288 reflected in EM's historical financial statements has not been taken into consideration in calculating the required pro forma adjustment for this period.

13. Refer to footnote (n) – Based on the disclosures provided in footnote (n) which indicates that the pro forma adjustments to the tax provision were based on an effective tax rate of 37%, we are unable to determine how the pro forma adjustments to the tax provision for 2010 and 2011 of $5,061 and $15,580 were

calculated or determined. Please tell us and revise footnote (n) to explain in further detail how each of these adjustments were calculated or determined.

14. Refer to footnote (o) – Please tell us and revise footnote (o) to explain how you calculated or determined the Class A vested restricted shares and Class A unvested restricted shares reflected in the computations of basic and diluted weighted average shares disclosed in footnote (o). In this regard, we note that the amounts disclosed in footnote (o) are not consistent with the amounts disclosed in Note 10 to EM II LP's audited financial statements. Please revise footnote (o) to explain how these amounts were determined.

15. Also, please explain in further detail in footnote (o) how you calculated or determined the dilutive impact of Class A options using the treasury stock method. Additionally, please explain in footnote (o) why the Class B shares are reflected in the computation of diluted earnings per share.

16. Refer to footnote (o) - We note from the disclosure included in footnote (o) that all dilutive securities shown in footnote (o) were excluded from the calculation of dilutive earnings per share for 2010 because they were antidilutive. Please tell us and revise footnote (o) to explain in further detail why these securities were dilutive in 2011 but antidilutive in 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 80

17. We note your disclosure in the third paragraph on page 84 that you expect B&L Supply to enter into an amendment and restatement of the BL revolving credit facility substantially concurrently with the completion of this offering. Please file the amendment and restatement of this facility as an exhibit to the registration statement or advise.

Underwriting (Conflicts of Interest), page 158

No Sales of Similar Securities, page 159

18. We note your response to our prior comment 5. To the extent any of the Class A common stock that will be issued in exchange for restricted units of EM II LP and B&L and in exchange for options to purchase units of EM II LP and B&L as set forth in paragraphs (8) and (9) on page 114 will not be held by your directors and executive officers, please advise, and revise your disclosure as necessary, whether these shares will be subject to the lock-up agreements.

Exhibit 5.1

19. Please remove the statement in the third paragraph that assumes "the legal power and authority of all persons signing on behalf of parties to all documents" as this assumption appears to be overly broad or advise.

General

20. Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

21. Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
Eric S. Siegel
Dechert LLP